July 7, 2025

Tony Hou
Chief Financial Officer
Sea Limited
1 Fusionopolis Place, #17-10, Galaxis
Singapore 138522

       Re: Sea Limited
           Form 20-F for Fiscal Year Ended December 31, 2024
           File No. 001-38237
Dear Tony Hou:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2024
Item 5. Operating and Financial Review and Prospects
Results of Operations
Year Ended December 31, 2024 Compared to Year Ended December 31, 2023 Revenue, page 97

1. Please revise to quantify factors to which changes are attributed, including the extent to which changes are attributable to changes in prices or to changes in the volume or amount of services or products being sold or to the introduction of new products and services. For example, quantify the impact of growth in GMV on E-Commerce revenue and disclose factors and underlying business reasons for the growth in your credit business. Refer to Item 5 and Item 5.A.1 of Form 20-F.
 July 7, 2025
Page 2
Notes to Consolidated Financial Statements
Note 21. Segment Reporting, page F-74

2. Please disclose how your CODM uses the reported measure of segment profit or loss in assessing performance and allocating resources. Refer to ASC 280-10-50-29f and
       ASC 280-10-55-47bb.
3. Please tell us how you considered the requirement to disclose the amount of revenues generated from Singapore, your country of domicile. Refer to ASC 280-10-50-41a.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Shapiro at 202-551-3273 or Lyn Shenk at 202-551-3380 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services